UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROOKFIELD ASSET MANAGEMENT INC.

(Name of Issuer)

Class A Limited Voting Shares

(Title of Class of Securities)

112585

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 112585		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,098,059

	8	Shared Voting Power 79,740,966

	9	Sole Dispositive Power 6,098,059

	10	Shared Dispositive Power 79,740,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,839,025

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%(1)

14	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 986,367,192 Class A Limited Voting Shares outstanding as of February 10, 2017.

CUSIP No. 112585		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE SPLIT CORP.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 79,740,966

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 79,740,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,740,966

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1)                                 Based on 986,367,192 Class A Limited Voting Shares outstanding as of February 10, 2017.

CUSIP No. 112585		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 85,839,025

	9	Sole Voting Power 0

	10	Shared Voting Power 85,839,025

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,839,025

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%(1)

14	Type of Reporting Person (See Instructions) CO

(1)                                 Based on 986,367,192 Class A Limited Voting Shares outstanding as of February 10, 2017.

CUSIP No. 112585	SCHEDULE 13D

Explanatory Note

This statement on Schedule 13D (this “Statement”) is being filed jointly by Partners Value Investments LP (“Value Investments”), Partners Value Split Corp. (“PV Split”) and Partners Limited (“Partners” and together with Value Investments and PV Split, the “Reporting Persons”) to report their beneficial ownership of Class A Limited Voting Shares (“Class A Shares”) of Brookfield Asset Management Inc. (“BAM”) pursuant to Rule 13d-1(e) under the U.S. Securities and Exchange Act of 1934, as amended.  Value Investments is the successor company to BAM Investments Corp., and PV Split is the successor company to BAM Split Corp., each of which previously reported its ownership of Class A Shares on Schedule 13G, beginning on November 27, 2001 and with the last amendment filed on February 2, 2010, in each case jointly with Partners and other predecessor entities. The Reporting Persons have filed this Statement to report their beneficial ownership of Class A Shares previously reported on Schedule 13G.

Item 1.          Security and Issuer

Title of class of equity security to which this Statement relates:

Class A Limited Voting Shares (“Class A Shares”)

Name and address of the principal executive offices of the issuer of such securities:

Brookfield Asset Management Inc. (“BAM”)

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

Item 2.          Identity and Background

(a)                                 This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

•                  Partners Value Investments LP (“Value Investments”), an Ontario limited partnership;

•                  Partners Value Split Corp. (“PV Split”), an investment fund incorporated under the laws of Ontario; and

•                  Partners Limited (“Partners”), an Ontario corporation.

As reported herein, each of Value Investments and Partners is deemed to beneficially own approximately 8.7% of the Class A Shares, and PV Split is deemed to beneficially own approximately 8.1% of the Class A Shares.  In addition, Partners owns 100% of BAM’s Class B Limited Voting Shares, and 49% of the common shares of Value Investments.

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”) of the Reporting Persons, and their respective principal occupations and addresses.

(b)                                 The principal business address of each of Value Investments and PV Split is:

Brookfield Place, Suite 210

181 Bay Street

Toronto, Ontario, Canada M5J 2T3

The principal business address of Partners is:

Brookfield Place, Suite 300

181 Bay Street

Toronto, Ontario, Canada M5J 2T3

CUSIP No. 112585	SCHEDULE 13D

(c) The principal business of each of the Reporting Persons is that of an investment holding company. See also Item 3 below.

(d)-(e)               During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenships of each of the Scheduled Persons are set forth on Schedules I, II and III hereto.
Item 3.	Source and Amount of Funds or Other Consideration

Value Investments is listed on the TSX Venture Exchange and its primary business purpose is to provide its shareholders with an efficiently financed ownership interest in Class A Shares and to invest its additional financial resources in a diversified portfolio of financial assets to enhance return on capital.

PV Split (formerly BAM Split Corp.) commenced operations in September 2001 and currently owns a portfolio consisting of Class A Shares which generate cash flow through dividend payments that fund quarterly fixed cumulative preferential dividends for the holders of PV Split’s senior preferred shares, and provide the holders of PV Split’s capital shares the opportunity to participate in any capital appreciation in the Class A Shares.

Partners was formed in 1995 with a principal business mandate to hold shares of BAM, directly or indirectly, for the long term.

Item 4.	Purpose of Transaction
The Reporting Persons intend to hold their respective investments in BAM on a continuing basis and such holdings may be increased or decreased in the future.
Item 5.	Interest in Securities of the Issuer

(a)-(b)              As of the date hereof, Value Investments may be deemed to be the beneficial owner of 85,839,025 Class A Shares, 6,098,059 shares for which Value Investments has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc., and 79,740,966 shares for which Value Investments has shared voting and dispositive power with PV Split, which is a 100% indirect subsidiary of Value Investments. In the aggregate, such Class A Shares beneficially owned by Value Investments constitute approximately 8.7% of the issued and outstanding Class A Shares based on 986,367,192 Class A Shares outstanding as of February 10, 2017.

As of the date hereof, PV Split may be deemed to be the beneficial owner of 79,740,966 Class A Shares, all for which PV Split has shared voting and dispositive power with Value Investments. In the aggregate, such Class A Shares beneficially owned by PV Split constitute approximately 8.1% of the issued and outstanding Class A Shares based on 986,367,192 Class A Shares outstanding as of February 10, 2017.

As of the date hereof, Partners may be deemed to be the beneficial owner of 85,839,025 Class A Shares, and such Class A Shares constitute approximately 8.7% of the issued and outstanding Class A Shares based on 986,367,192 Class A Shares outstanding as of February 10, 2017. All of the Class A Shares deemed to be beneficially owned by Partners are Class A Shares beneficially owned by Value Investments. Partners may be deemed to vote or direct the vote of the Class A Shares beneficially owned by Value Investments by virtue of its 49% interest in Value Investments.  In addition, Partners owns 100% of BAM’s Class B Limited Voting Shares.

(c)                                  None.

CUSIP No. 112585	SCHEDULE 13D

(d)                                 No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Class A Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Items 2 and 3 are incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 112585	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 2017

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Vu Nguyen
	Name:	Vu Nguyen
	Title	Vice President, Finance

PARTNERS VALUE SPLIT CORP.

By:	/s/ Vu Nguyen
	Name:	Vu Nguyen
	Title	Chief Financial Officer

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title	President

SCHEDULE I

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada

Frank N.C. Lochan, Director and Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

George E. Myhal, President, Chief Executive Officer and Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments Inc.	Canada

Vu Nguyen, Vice President, Finance	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Financial Analyst of Brookfield	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	President of Rossiter Ventures Corporation	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE II

PARTNERS VALUE SPLIT CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress, President and Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada

James L.R. Kelly, Director	Earth Power Tractors and Equipment Inc. Hwy. #26 West at 7th Line, P.O. Box 3394 Meaford, Ontario N4L 1A5	President	Canada

Frank N.C. Lochan, Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

Vu Nguyen, Chief Financial Officer and Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Financial Analyst of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant, Brookfield	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

Derek E. Gorgi, Assistant Secretary	One Broadgate, 1st Floor, London, EC2M 2QS, United Kingdom	Chief Financial Officer, Multiplex	Canada